SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)
TREDEGAR INDS. INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
894650100
(CUSIP Number)
Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).
The remainder of this cover page shall be filled out for a
reporting
person's initial filing on this form with respect to the subject class
of securities, and for any subsequent amendment containing
information
which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities
Exchange Act of 1934 ("Act") or otherwise subject to the
liabilities of
that section of the Act but shall be subject to all other
provisions of
the Act (however, see the Notes).
(Continued on following pages(s))
CUSIP NO.
894650100
13G
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
NationsBank Corporation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
X
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5
SOLE VOTING POWER
6
SHARED VOTING POWER
7
SOLE DISPOSITIVE POWER
8
SHARED DISPOSITIVE POWER
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES *
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
Less Than 5% (Closing)
12
TYPE OF REPORTING PERSON *
HC
*SEE INSTRUCTION BEFORE FILLING OUT!
SCHEDULE 13G
Item 1(a) Name of Issuer:
Tredegar Inds. Inc.
Item 1(b) Address of Issuer's Principal Executive Offices:
1100 Boulders Parkway
Richmond, VA 23225
Item 2(a) Name of Person(s) Filing:
NationsBank Corporation
Item 2(b) Address of Principal Business Office or, if none,
Residence:
101 South Tryon Street, NationsBank Plaza, Charlotte, North
Carolina 28255
Item 2(c) Citizenship:
North Carolina Corporation
Item 2(d) Title of Class of Securities:
Common Stock
Item 2(e) CUSIP Number:
894650100
Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)
Broker or Dealer registered under Section 15 of the Act
(b)
Bank as defined in Section 3(a)(6) of the Act
(c)
Insurance Company as defined in Section 3(a)(19) of the Act
(d)
Investment Company registered under Section 8 of the Investment
Company Act
(e)
Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940
(f)
Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or
Endowment Fund; see Sub-section 240.13d-1(b)(1)(ii)(F)
(g)
X
Parent Holding Company in accordance with Sub-section 240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)
Group, in accordance with Sub-section 240.13d-1(b)(1)(ii)(H)
The following entities are holding companies:
NationsBank Corporation
Item 4 Ownership:
With respect to the beneficial ownership of the reporting entity as of
6/30/97, see Items 5 through 11, inclusive, of the respective cover pages
of this Schedule 13G applicable to such entity which are
incorporated
herein by reference.
Item 5 Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date
hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following
X
Item 6 Ownership of More Than Five Percent on Behalf of Another
Person:
Not Applicable
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company:
Pursuant to Rule 13d-1(b)(1)(ii)(G) of the Securities Exchange Act
of 1934,
NationsBank Corporation is filing this Schedule 13G as a parent holding
company.
Item 8 Identification and Classification of Members of the Group:
Not Applicable
Item 9 Notice of Dissolution of Group:
Not Applicable
Item 10 Certification:
By signing below, I certify that, to the best of my knowledge and belief,
the securities referred to above were acquired in the ordinary course of
business and were not acquired for the purpose of and do not have the
effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.
NATIONSBANK CORPORATION
Date:
July 10, 1997
By:
Name: Satish G. Pattegar
Title: Senior Vice President